August 22, 2013

VIA EDGAR TRANSMISSION

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
Form 20-F for the Year Ended December 31, 2012
Filed April 15, 2013
File No. 001-32751

Dear Mr. Shenk:

By letter dated July 31, 2013, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the annual report on Form 20-F filed on April 15, 2013 (“2012 Form 20-F”) by the Pacific Airport Group (Grupo Aeroportuario del Pacífico, S.A.B. de C.V., or the “Company”).  We are submitting via EDGAR its response to the Staff’s comments.

For convenience, we have reproduced in italics below the Staff’s comments and have provided our response immediately below the comments.  Amounts discussed in this letter are expressed in thousands of Mexican pesos, unless otherwise indicated.

Form 20-F for Fiscal Year Ended December 31, 2012
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 7. Trade accounts receivable, F-28

1.
We note the allowance for doubtful accounts is a significant percentage of the trade accounts receivable balance for each year presented. From prior disclosures, it appears a large portion of the allowance is comprised of accounts that were reserved for in 2008, 2009 and 2010. Please tell us the most material trade accounts receivables that comprise the allowance at December 31, 2012, when such accounts were reserved, the status of these accounts and why it is appropriate to continue to record these receivables and the related allowance.

Response:

The most material trade accounts receivable that comprise our allowance as of December 31, 2012 are those related to outstanding Passenger Charge Fees (“TUA”) owed by former airline customers of our airports. In addition, we also have amounts reserved for accounts receivable with various commercial clients for outstanding payments on leases.

Av. Mariano Otero No. 1249 ala B piso 6 Condominio WTC Torre Pacífico Guadalajara, Jalisco C.P. 44530	1/4

The Company’s principal source of income is the TUA. TUA is charged to each passenger (except diplomats, infants and transit and transfer passengers) who uses our airports and their services.  The TUA is collected by our airline customers and subsequently paid to our airports; accordingly, we have entered into agreements with our airline customers to collect the TUA on behalf of the respective airport. According to these agreements, each airline customer has a grace period of up to a maximum of 60 days to pay our airports the TUA that such airline customer has collected from its passengers. In accordance with our policy, we record reserves for outstanding TUA amounts if the airlines do not pay those amounts once payable and due.

Allowance for Doubtful Accounts:

The following table presents the balance of the allowance for doubtful accounts as of December 31, 2012:

Customer	Amounts (thousands of Ps.)	Status	Year of Reserve Creation
Consorcio Aviaxsa, S.A. de C.V.	33,550	Legal proceeding ongoing	2009
Compañía Mexicana de Aviación, S.A.	28,557	Legal proceeding ongoing	2010
Aerovías Caribe, S.A. de C.V.	25,168	Legal proceeding ongoing	2010
Grupo Avolar, S.A. de C.V.	22,272	Legal proceeding ongoing	2008
Inmuebles Especializados Matrix, S.A.	18,406	Legal proceeding ongoing	2010
Mexicana MRO, S.A. de C.V.	17,462	Legal proceeding ongoing	2012
Líneas Aéreas Allegro. S.A. de C.V.	13,497	Legal proceeding ongoing	2004/2006
Aero California. S.A. de C.V.	11,090	Legal proceeding ongoing	2009
Mexicana Inter, S.A. de C.V.	9,421	Legal proceeding ongoing	2010
Líneas Aéreas Azteca, S.A. de C.V.	4,774	Legal proceeding ongoing	2007
J.C. Arrendamientos. S.A. de C.V.	1,599	Legal proceeding ongoing	2010
Other Customers	40,209
Total	226,005

The majority of these accounts were reserved during the years 2008 to 2010 as a result of the suspension of operations of several of our airline customers and selected commercial clients during that time. The following describes in detail the financial problems of several of our customers and the corresponding increases in our allowance for doubtful accounts:

-
During 2008, we increased our allowance for doubtful accounts by Ps. 62.2 million, primarily as a result of receivables from Grupo Avolar, S.A. de C.V. (“Avolar”), Aerolíneas Mesoamericanas, S.A. de C.V. (“Alma”) and Aerocalifornia, S.A. de C.V. (“Aerocalifornia”). The operations of Aerocalifornia and Avolar were suspended by the Ministry of Communication and Transportations in the third quarter of 2008 as a result of overdue fees for the right to use air space and gasoline expenses. In November 2008, Alma suspended operations and filed for bankruptcy in Mexico.

Av. Mariano Otero No. 1249 ala B piso 6 Condominio WTC Torre Pacífico Guadalajara, Jalisco C.P. 44530	2/4

-
During 2009, we increased our allowance for doubtful accounts by Ps. 23.0 million, mainly due to the suspension of operations of Consorcio Aviaxsa, S.A. de C.V. and Cenca Comercializadora, S.A. de C.V. due to their financial difficulties, as well as of some of our commercial clients, due to the influenza A/H1N1 flu epidemic and the resulting negative effect on the levels of international and domestic passenger traffic at our airports.

-
During 2010, we increased our allowance for doubtful accounts by Ps. 82.1 million, mainly as a result of the suspension of operations of Grupo Mexicana de Aviación ("GMA"), which included the operations of Compañía Mexicana de Aviación, S.A. de C.V. (“Mexicana”), Aerovías Caribe, S.A de C.V. (“Click”), Mexicana Inter, S.A. de C.V. (“Link”) and Mexicana MRO, S.A. de C.V., which filed for bankruptcy protection in August 2010 in order to restructure its liabilities and determine the viability and continuity of the company. GMA announced the indefinite suspension of its operations on August 28, 2010.

-
During 2011 and 2012, the balance of our allowance for doubtful accounts fluctuated slightly compared with previous years, because no particular event caused us to record any additional material reserves. In addition, we have experienced an improvement in the fulfillment of payment obligations by our airline customers and other commercial clients over the last few years.

Due to the financial difficulties experienced by some of our clients, in November 2009 we adopted a more robust guarantee policy for our accounts receivable which was implemented over the course of 2010. According to this new policy, every airline customer must provide a guarantee, in the form of a bond or cash equivalent, equal to the estimated TUA for approximately 30 days more than the particular credit period requested by such airline customer. The new policy enables us to recover outstanding amounts directly from guarantees without the need for further recourse against the relevant debtor.  For more information on our current guarantee policy, please see “Item 4, Business Overview—Our Sources of Revenue—Passenger Charges” and Note 4 (“Financial Risk Management”) to our Consolidated Financial Statements, in our 2012 Form 20-F.

Due to the financial problems of the airline customers and selected other commercial clients noted above and their failure to pay past due amounts, including the TUA collected on our behalf, we filed legal proceedings against these customers in order to collect the outstanding amounts. Obtaining these amounts by means of these legal proceedings has been a prolonged process, and, as of December 31, 2012, none of the proceedings that we had initiated had concluded.

According to our accounting policies, we systematically and periodically review the vintage and accumulation of trade accounts receivable, and we recognize a write-off for an allowance for doubtful accounts when we believe it is probable these accounts will not be recovered. However, with regards to the accounts receivable discussed in this response, we, along with our external legal counsel handling the proceedings, believe there is a possibility of recovering some of the amounts from our customers by means of these legal procedures. As these proceedings continue to be pending, and due to the fact that we have already received favorable results in the first instance from some of the tribunals involved, we believe it is appropriate to maintain the balance in our accounts receivable and its corresponding allowance until the corresponding legal proceeding has been concluded and a final determination is made regarding recoverable amounts.

Av. Mariano Otero No. 1249 ala B piso 6 Condominio WTC Torre Pacífico Guadalajara, Jalisco C.P. 44530	3/4

Finally, as requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel, Jorge U. Juantorena at Cleary Gottlieb Steen & Hamilton LLP, at (212) 225-2758.

Sincerely yours, /s/ Raúl Revuelta Musalem Raúl Revuelta Musalem Chief Financial Officer

cc:        Doug Jones
Securities and Exchange Commission

Jorge U. Juantorena
Cleary Gottlieb Steen & Hamilton LLP

Salvador Sánchez Barragán
Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche TohmatsuLimited

Av. Mariano Otero No. 1249 ala B piso 6 Condominio WTC Torre Pacífico Guadalajara, Jalisco C.P. 44530	4/4